SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange, dated March 30, 2007, regarding sale of Telecom Argentina’s participation in Publicom S.A.

Item 1

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 30th, 2007

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

RE.: Information Art. 23º- Listing Rules

I am writing you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that on March 29th , 2007 the Board of Directors of the Company has approved the sale of the entire share participation in Publicom (99.99% of capital) to the Spanish corporation Yell Publicidad S.A. for a price of US$60,793,920.

Today the stock purchase agreement was subscribed and the closing of the transaction is expected to occur on April 12, 2007.

Moreover, Telecom will continue complying with its regulatory obligations related to the editing and distribution of telephone directories to its clients by means of operating contracts to be subscribed with Publicom.

Finally, at the same time Nortel Inversora S.A., owner of 0.001% of the shares of Publicom S.A, has simultaneously subscribed a contract to sell its participation to the same corporation, for the sum of US$6,080.

Yours sincerely,

Telecom Argentina S.A.

Pedro Gastón Insussarry
Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 2, 2007	By:	/s/ Amadeo R. Vázquez
	Name:	Amadeo R. Vázquez
	Title:	Chairman of the Board of Directors